MEMBERSHIP UNIT PURCHASE AND SALE AGREEMENT

THIS MEMBERSHIP UNIT PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into as of [EFFECTIVE DATE]_ ("Effective Date") by and between ________________, ("__________" or "Purchaser") and festivalPass LLC, a New York limited liability company ("festivalPass", "Seller" or "Company"). Company and Purchaser shall be referred to herein individually as a "party" and collectively as the "parties."

WHEREAS, subject to the terms and conditions of this Agreement, Company desires to sell and issue to Purchaser, and Purchaser desires to purchase from the Company, [SHARES]______________ of Class A Units; and

WHEREAS, concurrently with the Closing (as hereinafter defined), Purchaser agrees to execute and be bound by the Company's Amended and Restated Operating Agreement, dated March 6, 2020 (as the same may be further amended and restated from time to time, the "Operating Agreement" and attached hereto as **Exhibit A**), which provides for, among other things, certain rights and privileges applicable to Purchase with respect to the Company; and

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1. Purchase of Membership Interest.

1.1. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, convey, issue and assign to Purchaser, and Purchaser hereby agrees to purchase, acquire and accept from Seller, [SHARES]__________ of Class A Units in the Company, as defined in the Operating Agreement, at a price per Unit of **$1.66** ("Seller Interest") free and clear of any and all liens, pledges, encumbrances, mortgages, security interests, claims and other charges of any kind or nature (collectively, "Liens").

1.2. The closing of the transaction contemplated by this Agreement ("Closing") will occur electronically and simultaneously with the execution and exchange of this Agreement, and all other documents reasonably required for the purposes of consummating the transaction herein contemplated.

2. Purchase Price. In consideration for the Seller Interest, the Purchaser will provide to Seller: (i) the sum of $[AMOUNT] at Closing, by certified check, wire transfer or credit card in immediately available funds to an account designated by Company ("**Proceeds**"). The Seller Interest in respect of the Proceeds shall be issued at Closing.

3. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser, intending for Purchaser to rely hereon, as follows:

3.1. Organization, Good Standing and Qualification. The Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite corporate power and authority to carry on its business as presently conducted. The Seller is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Seller (a "Material Adverse Effect").

3.2. Right, Title and Authority. Seller has full right and authority to execute, deliver and perform its obligations under this Agreement, and to issue and deliver the Seller Interest. The Seller Interest shall be validly issued, fully paid and non-assessable, and Seller's delivery of such Seller Interest in accordance with the terms of this Agreement will pass full and valid title to Purchaser free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. There is no basis for any disputes or challenges regarding ownership of the Seller Interest or the sale of the Seller Interest to the Purchaser, and no such disputes or challenges are pending or alleged.

3.3. No Conflict. The Seller is not in violation or default of any provisions of its Articles of Organization, Operating Agreement or, to the extent that any such violation or default would have a Material Adverse Effect, (i) of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or (ii) of any provision of federal or state statute, rule or regulation applicable to the Seller. The execution, delivery and performance of this Agreement and the Marketing Services Agreement (collectively, the "Transaction Documents") by the Seller, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in any such violation or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon any assets of the Seller.

3.4. Binding Agreement. This Agreement has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Seller enforceable in accordance with its terms.

3.5. Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Seller is required in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to applicable state securities laws and Regulation D of the Securities Act of 1933, as amended (the "Securities Act").

3.6. Valid Offering. Assuming the accuracy of the representations, warranties and covenants of the Purchaser contained in Section 5 hereof, the offer, sale and issuance of the Seller Interest will be exempt from the registration requirements of the Securities Act. Neither the Seller nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Seller Interest to any person or persons so as to bring the sale of such Seller Interest by the Seller within the registration provisions of the Securities Act or any state securities laws.

3.7. Compliance with Laws; Litigation. The Company has been and is in compliance with all applicable United States federal, state and local laws and regulations in all material respects. There is no claim, action, suit, proceeding, arbitration, complaint, charge or, to the Seller's knowledge, investigation pending or, to the Seller's knowledge, currently threatened (i) against the Seller or any officer or directors of the Seller arising out of their employment or board relationship with the Seller, (ii) that questions the validity of the Transaction Documents or the right of the Seller to enter into them, or to consummate the transactions contemplated by the Transaction Documents, or (iii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Seller nor any of its officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would affect the Seller).

3.8. Capitalization.

(a) The capitalization of the Seller as of immediately prior to the Closing is as set forth on Exhibit B attached hereto, including, without limitation, all (i) options to purchase membership interests that have been granted and are currently outstanding, and (ii) all membership interests which remain available for future issuance to officers, directors, employees and consultants of the Seller under any equity or incentive plan of Seller. All issued and outstanding membership interests of the Seller (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

(b) As of immediately prior to the Closing, except for (i) as set forth on Exhibit B, and (ii) the Seller Interest, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind (oral or written) for the purchase or acquisition from the Seller of any of its securities.

3.9. Financial Statements. The financial statements delivered to the Purchaser are correct and complete and consistent with the books and records of the Seller and its subsidiaries (which are in turn correct and complete), and present fairly in all material respects the financial condition, results of operation and cash flow of the Seller and its subsidiaries as of and for their respective dates and for the periods then ending. The Seller and its subsidiaries do not have any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), except for liabilities that (i) are accrued or reserved against in the financial statements delivered to Purchaser, or (ii) are not material in the aggregate.

3.10. Properties. To the actual knowledge of the Company's senior management: (i) the Company and its subsidiaries have good and marketable title to, or a valid leasehold interest or license in, the properties and assets (tangible and intangible) used by them , located on their premises, free and clear of all liens, claims or encumbrances; and (ii) the assets, properties and rights owned, leased or licensed by the Company and its subsidiaries are all the assets, properties and rights used by the Company and its subsidiaries in the operation of their businesses or necessary to operate the businesses of the Company and its subsidiaries, consistent with past practice.

3.11. Solvency. Immediately prior to, during the performance of, and after giving effect to, the transactions contemplated by this Agreement, each of the Seller and its subsidiaries is (and shall be) solvent and is (and shall) (i) be able to pay their respective debts as they become due; (ii) own property which has a fair saleable value greater than the amounts required to pay their respective debts as and when they become due (including a reasonable estimate of the amount of all contingent liabilities); and (iii) have adequate capital to carry on their respective businesses.

4. Representations and Warranties of Purchaser.

4.1. Purchaser hereby represents and warrants to Seller, intending for Seller to rely hereon, as follows:

(a) Authority. Purchaser possesses all of the requisite power and authority to enter into and fully perform its respective obligations under this Agreement.

(b) No Conflict. The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in the breach or default of any provision of any agreement to which Purchaser is a party.

(c) Access to Information. Purchaser acknowledges the high degree of risk involved with the transactions contemplated in this Agreement and has been supplied with and has had access to such information as it deems relevant to entering into this Agreement and has had the opportunity to inquire of management of the Company as to any such information.

(d) Binding Agreement. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms.

(e) Purchase Entirely for Own Account. The Seller Interest to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Seller Interest.

5. Indemnification. Each party hereby agrees to indemnify, save and hold each other and their respective heirs, successors and assigns harmless from any and all losses, damages, suits, judgments, costs and expenses (including court costs and reasonable attorneys' fees) arising out of, or relating to any allegation, connected with or as a result of any failure of or breach or threatened breach of any warranty, representation, agreement, undertaking or covenant made by the same and contained in this Agreement.

6. Confidentiality.

6.1. The parties shall keep secret and retain in strictest confidence, and shall not disclose to or discuss with anyone (i) the negotiation, existence, or any of the terms of this Agreement (collectively "Terms"), and (ii) any Confidential Information, as defined herein. Notwithstanding the foregoing, the parties may discuss and disclose the Terms with their own respective attorneys, accountants and tax advisors (each a "Confidant," and collectively, "Confidants"), provided that such individuals first agree that they will treat such information as strictly confidential and that the parties agree to be responsible for any disclosure by any Confidant exactly as if the party had made the disclosure themselves.

6.2. For purposes of this Agreement, the term "Confidential Information" means confidential or proprietary information, whether oral or written, tangible or intangible, concerning the Company, including, but not limited to, information concerning a party's business, financial condition, operations, assets and liabilities, marketing, public relations, business structures, services, products, research, inventions, discoveries, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, patents, procedures, manuals, specifications, any other intellectual property, operations or ventures or other business affairs or plans, clients or any data on or relating to past, present or prospective clients, and their agreements. Confidential Information does not include information (i) which at the time of disclosure is generally known in the Company's trade, (ii) which was already in recipient's possession at the time of disclosure and is not subject to an existing agreement of confidentiality, or (iii) which is received from a third

party without restriction and without breach of this Agreement or any other agreement the business operations or activities of the Company.

7. **Miscellaneous**.

7.1. Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement.

7.2. Governing Law/Forum/Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without giving effect to conflict of laws principles that would result in the application of the laws of another jurisdiction. The courts of the State of New York, shall have and the parties consent to, jurisdiction over any and all disputes arising out of and related to this Agreement and the parties waive any other jurisdiction. Exclusive venue for any litigation related hereto shall occur in the state or federal court in the County of New York.

7.3. Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or electronic mail, or forty-eight (**48**) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party's address or electronic mailing address as set forth below, or as subsequently modified by written notice:

If to Company:
festivalPass, LLC
c/o Edward Vincent
324 Pearl Street, 1J
New York, NY 10038
Email: ed@festivalpass.com

7.4. Severability. If any provision of this Agreement is deemed illegal or unenforceable, that provision shall be limited to the extent required to be enforceable, and, if necessary, severed, and all other provisions shall remain effective and enforceable.

7.5. Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties or their respective successors and assigns. Any amendment or waiver effected in accordance with this Section 7.5 shall be binding upon the parties and their respective successors and assigns.

7.6. Entire Agreement. This Agreement, the Marketing Services Agreement, and the documents referred to herein and therein constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and thereof, and any and all other written or oral agreements relating to the subject matter hereof and thereof existing between the parties hereto are expressly canceled.

7.7. Survival. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing. Any provision which, by its nature is intended to survive the expiration or termination of this Agreement, shall survive the expiration or termination of this Agreement.

7.8. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but both of which when taken together shall constitute but one Agreement. It shall not be necessary that any counterpart be signed by the parties so long as each party shall have executed a counterpart. A photocopy or facsimile or other electronic copy of a signature will be treated as an original.

7.9. Advice of Counsel. EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

festivalPass, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited